D

October 1, 2009

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-4628
Attention: Craig H. Arakawa

Re:            Helix Energy Solutions Group, Inc.
      Annual Report on Form 10-K for the fiscal year ended December 31, 2008
      Filed March 2, 2009
      File No. 001-32936

Ladies and Gentlemen:

On behalf of Helix Energy Solutions Group, Inc. (the “Company”), the Company has received the letter dated September 28, 2009 from the Staff and intends to submit its responses to that letter by October 28, 2009.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (281) 848-6555.

Very truly yours,

/s/ Michael Overman

Michael Overman, Deputy General Counsel

cc:	Karl Hiller (Branch Chief-Securities and Exchange Commission)
      Alisa Johnson (Helix)